Exhibit 99.2

Annual General Meeting of Shareholders of

Unilever N.V., to be held on Wednesday 1 May 2019 at 10.00am in the Rotterdam Hall of the World Trade Center,

Beursplein 37 in Rotterdam, the Netherlands.

Dear shareholder,

You are receiving this voting instruction form (‘form’) because you are a shareholder of Unilever N.V. registered in the Company’s Shareholders’ Register which is kept by SGG Financial Services B.V. (‘SGG’) in Amsterdam, the Netherlands. This form enables you to indicate whether you wish to attend the Annual General Meeting of Shareholders of Unilever N.V. (the ‘AGM’) or to give a proxy in the event that you are unable to attend the AGM in person. You can give a proxy to any public notary at Mr M.J. Meijer c.s. Notarissen in Amsterdam (the ‘Proxy Holder’) to vote at the AGM on the proposed resolutions in accordance with your instructions. All proxies are collected by SGG and subsequently submitted to the Proxy Holder.

Please note that the following terms and conditions apply:

1.

Entitled to attend and vote at the AGM on 1 May 2019 shall be those shareholders who, after all changes have been processed, are registered in the Shareholders’ Register of Unilever N.V. on Wednesday 3 April 2019 after closing of the books (the ‘Record Date’).

2.

If you wish to attend the AGM in person and want to receive an admission ticket please confirm your attendance by ticking the relevant box on the next page. This duly signed form must be received by SGG on Wednesday 24 April 2019 before 5.30pm at the latest. After receipt of the form SGG will send you an admission ticket.

3.

If you wish to attend the AGM in person and want to receive an admission ticket please confirm your attendance by ticking the relevant box on the next page. This duly signed form must be received by SGG on Wednesday 24 April 2019 before 5.30pm at the latest. After receipt of the form SGG will send you an admission ticket.

4.	A voting instruction that is not given in time or not given correctly will be regarded as invalid. The voting instruction relates to all shares that you hold on the Record Date.

5.	If you wish to give a proxy to a proxy holder other than the public notary at Mr M.J. Meijer c.s. Notarissen, please contact SGG.

6.	By signing this form, you confirm that you are in possession of the voting rights attaching to the shares as at the Record Date.

7.	Agenda items on this form are in an abridged version.

8.	A voting instruction is given with the right of substitution and is governed by the laws of the Netherlands.

9.	If you have any questions about this form, please contact SGG:

SGG Financial Services B.V.

P.O. Box 11063

1001 GB Amsterdam

The Netherlands

Telephone: +31 20 5222 555

Fax: +31 20 5222 500

E-mail: registers@sgggroup.com

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Annual General Meeting of Shareholders of Unilever N.V., to be held on Wednesday 1 May 2019 at 10.00am in the Rotterdam Hall of the World Trade Center, Beursplein 37 in Rotterdam, the Netherlands.

Please indicate whether you want to attend the Annual General Meeting of Shareholders of Unilever N.V. in person or want to give a proxy by placing an ‘X’ in the appropriate box in dark blue or black ink only.

I confirm that I wish to attend the Annual General Meeting of Shareholders of Unilever N.V. in person and would like to receive an admission ticket.

OR
I am not able to attend the Annual General Meeting of Shareholders of Unilever N.V. in person and hereby give proxy and instruct any public notary at Mr M.J. Meijer c.s. Notarissen to vote as I have indicated below. By signing this form I confirm acceptance of the terms and conditions as set out on the first page of this form.

		For	Against	Vote Withheld

1.	Consideration of the Annual Report and Accounts for the 2018 financial year*

2.	To adopt the Annual Accounts and appropriation of the profit for the 2018 financial year

3.	To consider, and if thought fit, approve the Directors’ Remuneration Report

4.	To discharge the Executive Directors in office in the 2018 financial year for the fulfilment of their task

5.	To discharge the Non-Executive Directors in office in the 2018 financial year for the fulfilment of their task

6.	To reappoint Mr N S Andersen as a Non-Executive Director

7.	To reappoint Mrs L M Cha as a Non-Executive Director

8.	To reappoint Mr V Colao as a Non-Executive Director

9.	To reappoint Dr M Dekkers as a Non-Executive Director

10.	To reappoint Dr J Hartmann as a Non-Executive Director

11.	To reappoint Ms A Jung as a Non-Executive Director

12.	To reappoint Ms M Ma as a Non-Executive Director

13.	To reappoint Mr S Masiyiwa as a Non-Executive Director

14.	To reappoint Professor Y Moon as a Non-Executive Director

15.	To reappoint Mr G Pitkethly as an Executive Director

		For	Against	Vote Withheld

16.	To reappoint Mr J Rishton as a Non-Executive Director

17.	To reappoint Mr F Sijbesma as a Non-Executive Director

18.	To appoint Mr A Jope as an Executive Director

19.	To appoint Mrs S Kilsby as a Non-Executive Director

20.	To appoint KPMG as the Auditor charged with the auditing of the Annual Accounts for the 2019 financial year

21.	To authorise the Board of Directors to purchase ordinary shares and depositary receipts thereof in the share capital of the Company

22.	To reduce the capital with respect to ordinary shares and depositary receipts thereof held by the Company in its own share capital

23.	To designate the Board of Directors as the company body authorised to issue shares in the share capital of the Company

24.	To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for general corporate purposes

25.	To designate the Board of Directors as the company body authorised to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares for acquisition purposes

*	Non-voting item

After completing and signing this form, please return to: SGG Financial Services B.V. Proxy Voting P.O. Box 11063 1001 GB Amsterdam The Netherlands E-mail: registers@sgggroup.com	Page number Shareholders’ Register	#

Surname and initial(s) in capital letters

	Signature(s)	Date

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